15045784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8-65641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 19th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Bruce Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Capital Securities LLC, as of December 31, 2014_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT : CEO

Title

Julie E. Malave
Notary Public, State of New York
No. 01MA6059397
Qualified in New York County
Commission Expires July 2, 2015

Notary Public

This report ** contains (check all applicable boxes):

X Facing Page.
X Consolidated Statement of Financial Condition.
X Consolidated Statement of Comprehensive Income and Members' Equity.
X Consolidated Statement of Cash Flows.
Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X Computation of Net Capital.
X Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
X An Oath or Affirmation.
X A copy of the SIPC Supplemental Report.
A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X Exemption Report Under Rule 15c3-3
X A review report on the Exemption Report under Rule 15c3-3
X Note to the Consolidated Financial Statements

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

Berkshire Capital Securities LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2014

FOR PUBLIC RELEASE

Berkshire Capital Securities LLC and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 6,874,784
Client receivables, net of allowance for uncollectible fees of $7,311	1,785,101
Prepaid expenses	442,263
Due from members	539,250
Investments	105,000
Furniture, equipment and leasehold improvements, net	65,648
	$ 9,812,046
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,574,613
Profit sharing and bonuses payable	3,106,638
Deferred rent expense	97,309
Total Liabilities	4,778,560
Members' equity	5,033,486
	$ 9,812,046